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                                                              Exhibit 99.(a)(11)

                                                                    Via Intranet


     Due to the earthquake yesterday, we are extending the offer to exchange outstanding stock options having an exercise price of more than $23.00 per share. The offer will now remain open until 5:00 p.m. Pacific Standard Time on Monday, March 5, 2001. If you have not already delivered your signed Election Form to your STG Representative, please make your election to accept or reject the offer, sign the Election Form and deliver it by hand to your STG Representative before 5:00 p.m. Pacific Standard Time on Monday, March 5, 2001. If you have already submitted your Election Form, you do not need to do anything further.

     Some of you may have given your name to an STG Representative yesterday afternoon. We are in the process of recording those as elections, but please help us maintain complete records by turning in your Election Form by Monday as well.

     Finally, within a few days after you hand in your Election Form, please check PeopleSoft Self Service at http://internal.amazon.com/dept/stg/staff/ changes.html and make sure your decision has been properly recorded.

     If you have any questions, feel free to contact your STG Representative, whose name and number is on your Election Form.

Michelle